UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 03, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 March 2018
Exhibit No. 2	Publication of Base Prospectus dated 01 March 2018
Exhibit No. 3	Holding(s) in Company dated 08 March 2018
Exhibit No. 4	Scrip Reference Share Price dated 08 March 2018
Exhibit No. 5	Barclays PLC IFRS 9 Transition Note dated 08 March 2018
Exhibit No. 6	Director/PDMR Shareholding dated 09 March 2018
Exhibit No. 7	Barclays RFTS Court Approval dated 09 March 2018
Exhibit No. 8	Redemption Notice 7.70% Subordinated Notes dated 09 March 2018
Exhibit No. 9	Redemption Notice 7.75% Contingent Capital Notes dated 09 March 2018
Exhibit No. 10	Director/PDMR Shareholding dated 12 March 2018
Exhibit No. 11	Director/PDMR Shareholding dated 12 March 2018
Exhibit No. 12	Publication of Final Terms dated 13 March 2018
Exhibit No. 13	Barclays Bank PLC Registration document dated 16 March 2018
Exhibit No. 14	Holding(s) in Company dated 19 March 2018
Exhibit No. 15	Holding(s) in Company dated 19 March 2018
Exhibit No. 16	Directorate Change dated 19 March 2018
Exhibit No. 17	Director/PDMR Shareholding dated 26 March 2018
Exhibit No. 18	Covered Bond programme - Issuer substitution dated 29 March 2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 03, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 03, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 March 2018

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2018, Barclays PLC's issued share capital consists of 17,066,394,019 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (17,066,394,019) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

Exhibit No. 2

Publication of Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 1 March 2018 for the Barclays PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4538G_1-2018-3-1.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		06/03/2018
6. Date on which issuer notified (DD/MM/YYYY):		07/03/2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	6.07%	0.02%	6.10%	17,066,394,019
Position of previous notification (if applicable)	3.79%	2.30%	6.10%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658			1,037,472,421		6.07%

SUBTOTAL 8. A	1,037,472,421			6.07%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				3,035,529	0.01%

			SUBTOTAL 8. B 1	3,035,529	0.01%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	1,172,705	0.00%
Physically Settled Call Option	16/03/2018		Physical	229,000	0.00%
Physically Settled Call Option	16/03/2018		Physical	108,000	0.00%
Physically Settled Put Option	16/03/2018		Physical	11,000	0.00%
Physically Settled Put Option	20/04/2018		Physical	8,000	0.00%
			SUBTOTAL 8.B.2	1,528,705	0.00%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	7 March, 2018

Section 9 Attachment

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Exhibit No. 4

8 March 2018

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 22 February 2018, the Company announced a final dividend of 2.0 pence per Ordinary Share for the year ended 31 December 2017, payable on 5 April 2018 (the 'Final Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Final Dividend is 209.21 pence. The deadline for applications under the Programme in respect of the Final Dividend is 4.30pm (UK time) on Friday, 16 March 2018.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 1 March 2018 to 7 March 2018 (inclusive).

For further information, please contact:

Our Registrar, Equiniti: 0371 384 2055* +44 (0)121 415 7004 *Lines are open 8.30am to 5.30pm (UK time), Mondays to Fridays, excluding Public Holidays in England and Wales.
Investor RelationsMedia RelationsKathryn McLelandTom Hoskin+44 (0) 20 7116 4943+44 (0) 20 7116 6927

Exhibit No. 5

 08 March 2018

Barclays PLC

IFRS 9 Transition Note

The IFRS 9 Transition Note (the "Note"), for Barclays PLC has been published on our website,
www.home.barclays/barclays-investor-relations/results-and-reports/results

The Note is designed to assist the reader in understanding the impact on Barclays Group of the adoption of IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement, and is effective from 1 January 2018. The Note provides a movement analysis from IAS 39 reported numbers as included in the Barclays PLC Annual Report 2017 to IFRS 9 numbers adopted from 1 January 2018.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No. 6

9 March 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.0972	48
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No. 7

09 March 2018

Barclays PLC

Barclays Bank PLC

Court approval granted for Barclays' Ring-Fencing Transfer Scheme

The "ring-fencing" of day-to-day banking services is one of the reforms brought in by the UK government, aiming to strengthen the UK financial system following the financial crisis that began in 2008.

Barclays intends to satisfy this requirement by setting up a ring-fenced bank, Barclays Bank UK PLC, which will be separate from Barclays Bank PLC. The two entities will operate alongside, but independently from, one another as part of the Barclays Group under Barclays PLC.

Barclays has sought approval from the Prudential Regulation Authority and the High Court of Justice of England and Wales (the "Court") to complete the restructuring, outlined above, using a legal process called a Ring-Fencing Transfer Scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000.  The approval was granted by the Court on 9 March 2018 via a Court Order.

Barclays now expects to implement the restructuring and fully establish the ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation of ring-fencing.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve', or other words of similar meaning. These statements and estimates are based on the current assumptions, beliefs and expectations of Barclays' management. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.

Subject to our obligations under applicable law and regulation, we undertake no obligations to update publicly or review any forward-looking statements, whether as a result of new information or otherwise.

The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the London Stock Exchange and/or has filed or may file with the US Securities and Exchange Commission.

Exhibit No. 8

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
USD 2,000,000,000 (Outstanding USD 98,594,000) 7.70% Undated Subordinated Notes
(the "Notes")

ISIN Code (Reg S Notes): XS0360950249
ISIN Code (144A Notes): US06739HAA59
CUSIP (144A Notes): 60739HAA5

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 25 April 2018 (the "Redemption Date"), in accordance with the terms and conditions of the Notes.  The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 25 October 2017 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 26 April 2018.

Barclays Bank PLC

9 March 2018

Exhibit No. 9

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
USD 1,000,000,000 7.75% Fixed to Fixed Rate Contingent Capital Notes due April 2023 Callable April 2018
(the "Notes")

ISIN: US06739FHK03
CUSIP 06739FHK0

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 10 April 2018 (the "Redemption Date"), in accordance with the terms and conditions of the Notes.  The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 10 October 2017 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 11 April 2018.

Barclays Bank PLC

9 March 2018

Exhibit No. 10

12 March 2018

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made on behalf of PDMRs under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and the non-executive Directors in Barclays PLC shares.

 This announcement is made in accordance with Article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,506
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,359
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Ian Cheshire
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,786
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,262
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,485
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Gerry Grimstone
2	Reason for the notification
a)	Position/status	Deputy Chairman and Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,592
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reuben Jeffery
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	6,582
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Lester
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	3,972
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John McFarlane
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	15,086
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dambisa Moyo
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	4,773
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	6,702
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Turner
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.113 per Share	1,405
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 11

12 March 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.     On 8 March 2018 the Company granted conditional awards to acquire Shares under:

a.     the Barclays Long Term Incentive Plan ("LTIP");
b.     the Barclays Group Share Value Plan ("SVP"); and
c.     the Barclays Group Deferred Share Value Plan ("DSVP"),

in respect of the deferred Share portion of PDMRs' variable remuneration for 2017. These awards are subject to continued employment over the deferral period and, in the case of the LTIP, also to the satisfaction of performance conditions over the 3 year performance period (2018 - 2020).

Director/ PDMR	SVP/DSVP (Shares)	LTIP (Shares)	Total Gross (Shares)	Gross value at award (£)	Net value at award (£)
Jes Staley	374,131	1,853,891	2,228,022	£3,960,200	n/a
Tushar Morzaria	195,223	1,248,980	1,444,203	£2,567,000	n/a
Paul Compton	1,081,777		1,081,777	£2,075,000	n/a
Bob Hoyt	304,982		304,982	£585,000	n/a
Laura Padovani	36,493		36,493	£70,000	n/a
Tristram Roberts	221,568		221,568	£425,000	n/a
Tim Throsby	1,575,290		1,575,290	£2,800,000	n/a
Ashok Vaswani	548,538		548,538	£975,000	n/a
C.S. Venkatakrishnan	309,432		309,432	£550,000	n/a
Total	4,647,434	3,102,871	7,750,305	£14,007,200	n/a

The number of Shares awarded is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2018 of £2.1115, discounted to reflect the absence of dividend equivalents during the deferral period.

2.     On 8 March 2018 the trustee of the Barclays Group (PSP) Employees' Benefit Trust ("Trustee") notified the Company that on that date it delivered Shares in respect of the delivery of the non-deferred Share portion of PDMRs' variable remuneration for 2017 (the Share Incentive Award (Holding Period) Shares ("SIA (HP)")). The Shares are subject to a 12 month holding period during which they cannot be charged, pledged, transferred or otherwise encumbered.

Director/ PDMR	Gross - SIA (HP) (Shares)	Net - SIA (HP) (Shares)	Gross value (£)	Net value (£)
Jes Staley	94,719	39,715	£200,000	£83,859
Tushar Morzaria	94,719	50,201	£200,000	£106,000
Paul Compton	94,719	42,367	£200,000	£89,458
Bob Hoyt	94,719	50,201	£200,000	£106,000
Laura Padovani	49,727	26,355	£105,000	£55,649
Tristram Roberts	94,719	50,201	£200,000	£106,000
Tim Throsby	94,719	50,201	£200,000	£106,000
Ashok Vaswani	94,719	50,201	£200,000	£106,000
C.S. Venkatakrishnan	94,719	43,883	£200,000	£92,659
Total	807,479	403,325	£1,705,000	£851,625

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2018 of £2.1115.

3.     On 8 March 2018 the Trustee notified the Company that on that date it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

Director/ PDMR	Gross - Fixed Pay (Shares)	Net - Fixed Pay (Shares)	Gross value (£)	Net value (£)
Jes Staley	139,119	58,332	£293,750	£123,168
Tushar Morzaria	97,679	51,769	£206,250	£109,310
Paul Compton	130,239	58,255	£275,000	£123,005
Bob Hoyt	112,479	59,613	£237,500	£125,873
Tristram Roberts	68,079	36,081	£143,750	£76,185
Tim Throsby	230,878	122,365	£487,500	£258,374
Ashok Vaswani	82,879	43,925	£175,000	£92,748
C.S. Venkatakrishnan	112,479	52,111	£237,500	£110,032
Total	973,831	482,451	£2,056,250	£1,018,695

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2018 of £2.1115.

4.     On 8 March 2018 the Trustee notified the Company that on that date it delivered Shares in respect of the release of Share awards granted in prior years (including the buy-out of former-employer awards forfeited on joining Barclays) under:

a.     the LTIP;
b.     the SVP;
c.     Schedule 1 to the SVP ("JSVP");
d.     the DSVP; and
e.     Schedule 1 to the DSVP ("JDSVP").

Director/ PDMR	SVP/DSVP (Shares)	JSVP/JDSVP (Shares)	LTIP 2015-2017 (Shares)	Total Gross (Shares)	Total net (Shares)	Gross value (£)	Net value (£)
Tushar Morzaria	162,916	33,055	464,884	660,855	350,251	£1,395,395	£739,555
Paul Compton	196,597	2,055,423	0	2,252,020	1,007,328	£4,755,140	£2,126,973
Bob Hoyt	247,896	0	0	247,896	131,794	£523,432	£278,283
Laura Padovani	13,441	37,229	0	50,670	26,854	£106,990	£56,702
Tristram Roberts	133,173	0	0	133,173	70,580	£281,195	£149,030
Tim Throsby	0	4,275,076	0	4,275,076	2,265,790	£9,026,823	£4,784,216
Ashok Vaswani	270,829	0	0	270,829	143,538	£571,855	£303,080
C.S. Venkatakrishnan	0	837,741	0	837,741	388,125	£1,768,890	£819,526
Total	1,024,852	7,238,524	464,884	8,728,260	4,384,260	£18,429,721	£9,257,365

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2018 of £2.1115.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	374,131
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	195,223
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	1,081,777
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	304,982
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	36,493
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	221,568
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	1,575,290
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	548,538
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	309,432
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan  (the "Award"). Shares under the Award typically vest in five tranches over seven years, subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	1,853,891
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan  (the "Award"). Shares under the Award typically vest in five tranches over seven years subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£0.00	1,248,980
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period lifting during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	49,727
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	94,719
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	139,119
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	97,679
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	130,239
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	112,479
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	68,079
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	230,878
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	82,879
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2018. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	112,479
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	162,916
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	196,597
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	247,896
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	133,173
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	13,441
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	270,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	33,055
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to awards made under Schedule 1 to the Barclays Group Deferred Share Value Plan and Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	2,055,423
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Interim Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	37,229
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Deferred Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	4,275,076
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	837,741
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Long Term Incentive Plan. The Shares are subject to a holding period with restrictions lifting after two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1115	464,884
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 55,000,000 2.291 per cent. Notes due August 2029 (to be consolidated and form a single series with the EUR 60,000,000 2.291 per cent. Notes due August 2029 issued on 11 August 2016) under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6102H_1-2018-3-13.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with (i) the base prospectus dated 1 March 2018 relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended) and (ii) the conditions which are set forth in the base prospectus dated 3 August 2016 and incorporated by reference in the Prospectus.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 13

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

The registration document dated 16 March 2018 (the "Registration Document") relating to Barclays Bank PLC.
To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0077I_1-2018-3-16.pdf

A copy of the Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:
You must read the following before continuing: The following applies to the Registration Document available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Registration Document. In accessing the Registration Document, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

Please note that the information contained in the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Registration Document you must ascertain from the Registration Document whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Registration Document has been made available to you on the basis that you are a person into whose possession the Registration Document may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Registration Document to any other person.

The Registration Document has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Registration Document made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 14

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	(i) Edward Bramson (ii) Stephen Welker (iii) Sherborne Investors Management GP, LLC (iv) Sherborne Investors Management LP
City and country of registered office (if applicable)	135 East 57th Street Floor 32 New York, NY 10022 United States of America
4. Full name of shareholder(s) (if different from 3.)v
Name
(i)   SIGC, LP (Incorporated), as a counterparty to the investment management agreement with Sherborne Investors Management (Guernsey) LLC
(ii)  Whistle Investors LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP
(iii) Whistle Investors II LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP

City and country of registered office (if applicable)
SIGC, LP (Incorporated):
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey GY1 2HL

Whistle Investors LLC and Whistle Investors II LLC:
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
United States of America

5. Date on which the threshold was crossed or reachedvi:		15 March 2018
6. Date on which issuer notified (DD/MM/YYYY):		16 March 2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.94%	3.21%	5.16%	17,066,394,019
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		331,462,789		1.94%
SUBTOTAL 8. A	331,462,789		1.94%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to recall lent shares	18 March 2021			505,800,577	2.96%
			SUBTOTAL 8. B 1	505,800,577	2.96%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	42,842,580	0.25%
			SUBTOTAL 8.B.2	42,842,580	0.25%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal         entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edward Bramson	N/A	N/A	5.16%
Stephen Welker	N/A	N/A	5.16%
Sherborne Investors Management GP, LLC	N/A	N/A	5.16%
Sherborne Investors Management LP	N/A	N/A	5.16%
Intentionally left blank	Intentionally left blank	Intentionally left blank	Intentionally left blank
Edward Bramson	N/A	N/A	5.16%
Stephen Welker	N/A	N/A	5.16%
Sherborne Investors Management GP, LLC	N/A	N/A	5.16%
Sherborne Investors Management LP	N/A	N/A	5.16%
Sherborne Investors Management (Guernsey) LLC	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi

Place of completion	London
Date of completion	16 March 2018

Exhibit No. 15

                                                     19 March 2018

Barclays PLC ("Barclays")

                  Statement regarding Sherborne

As disclosed in the notification made by Barclays this morning, Barclays notes that Sherborne controlled entities have acquired voting rights over 5.16% of its issued share capital.

As with all its shareholders, Barclays will continue to engage with Sherborne, and welcomes them as a shareholder.

Ends

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No. 16

19 March 2018

Barclays PLC ("Barclays")

Proposed Board Changes

Under the UK's ring-fencing legislation, Barclays is required to create a new bank, Barclays Bank UK PLC, and to transfer to it the UK retail and small business operations of Barclays Bank PLC, currently the entity through which the group's principal activities are carried on.  To align with the post-ring fencing structure of the group, Barclays is proposing to reorganise the boards and management structures of its main operating companies.  The proposed changes will take effect on or about 1 April 2018, at the same time as the ring-fenced structure comes into effect.  Barclays Bank PLC will own the Group's corporate and investment bank and international private banking and non-UK cards businesses, Barclays Bank UK PLC will be the ring-fenced bank, and Barclays PLC will remain the listed parent company.  Barclays Services Limited will provide services to all three companies.

The following key board changes are proposed to take effect on or about 1 April 2018:

1.  Sir Gerry Grimstone, who is currently Deputy Chairman and Senior Independent Director of Barclays PLC and Barclays Bank PLC, will move instead to become Chairman of Barclays Bank PLC.  He will remain a non-executive director of Barclays PLC.  All Barclays PLC directors other than Sir Gerry and Jes Staley will retire from the board of Barclays Bank PLC and a new Barclays Bank PLC board, including the current directors serving on the Barclays International Divisional Board, will be formally constituted, under Sir Gerry's leadership.

2.  Sir Ian Cheshire will be Chairman of Barclays Bank UK PLC.  He will also remain a non-executive director of Barclays PLC.

3.  Crawford Gillies will become Senior Independent Director of Barclays PLC and will remain Chair of the Barclays PLC Remuneration Committee. Mr Gillies joined the Barclays Board on 1 May 2014 and has chaired the Board Remuneration Committee since 24 April 2015.

4. Mary Francis will become Chair of the Barclays PLC Reputation Committee, replacing Sir Gerry. Ms Francis joined the Barclays Board on 1 October 2016 and has been a member of the Board Reputation Committee since 1 November 2016.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays

Exhibit No. 17

26 March 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Barclays Wealth Nominees Limited sold Shares for the individual set out above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.061	355,392
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2018-03-26
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 18

Barclays Bank PLC

Barclays Bank PLC €35bn Global Covered Bond Programme (the Programme) - Issuer Substitution

Existing Securities Issued under the Programme (the Securities)

Series	ISIN	Nominal Amount	Principal Amount Outstanding
2009-1	XS0456178580	€2,000,000,000	€2,000,000,000
2010-2	XS0491009659	€1,300,000,000	€1,300,000,000
2011-1	XS0576797947	€1,000,000,000	€1,000,000,000
2012-1	XS0729895200	£1,000,000,000	£1,000,000,000
2017-1	XS1616919095	£1,000,000,000	£1,000,000,000
2018-1	XS1746306585	£1,250,000,000	£1,250,000,000

The requirement to ring-fence day-to-day banking services, which must be completed by 1 January 2019, is one of the reforms brought in by the UK government, aiming to strengthen the UK financial system following the financial crisis that began in 2008.

In order to effect ring-fencing, Barclays intends to transfer businesses from Barclays Bank PLC and certain of its subsidiaries to Barclays Bank UK PLC, which are materially those businesses that currently comprise the Barclays UK division (including the related mortgage business).

Holders of Covered Bonds issued under the Programme do not need to take any action for the changes described above to take place. Barclays has obtained approval from the Prudential Regulation Authority and the High Court of Justice of England and Wales to implement the restructuring outlined above using a legal process called a Ring-Fencing Transfer Scheme under Part VII of the Financial Services and Markets Act 2000.

Notice is hereby given that, subject to the approval of the UK Financial Conduct Authority and the London Stock Exchange, certain of the Programme counterparty roles and obligations performed by Barclays Bank PLC, including the role of Issuer of the Securities, are intended to be transferred to Barclays Bank UK PLC via the Barclays ring-fenced transfer scheme on 1 April 2018 (the Substitution), with the Substitution appearing in the records of the UK Listing Authority and the London Stock Exchange from 3 April 2018.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Information regarding forward-looking statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve', or other words of similar meaning. These statements and estimates are based on the current assumptions, beliefs and expectations of Barclays' management. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.

Subject to our obligations under applicable law and regulation, we undertake no obligations to update publicly or review any forward-looking statements, whether as a result of new information or otherwise.

The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the London Stock Exchange and/or has filed or may file with the US Securities and Exchange Commission.